UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 1, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: August 1, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer

RESULTS PRESENTATION

2ND QTR2022



5G

TIMB
LISTED
NYSE

TIMS
B3 LISTED NM
ISE B3

TIM

DISCLAIMER

This presentation **contains declarations that constitute forward-looking statements** regarding the intent, belief or current expectations of value creation, customer base dynamics, estimates regarding future financial results and other aspects of the activities.

Analysts and investors are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this presentation. TIM S.A. undertakes no obligation to release publicly the results of any revisions to these forward-looking statements, those do not represent necessarily a formal guidance.

Such **forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those projected** as a result of various factors.

Financial figures are presented considering impacts from IFRS 16 adoption, unless otherwise indicated. Normalized numbers in this presentation are adjusted by the effects described in footnotes.

(1) Operating costs normalized by: expenses with specialized legal and administrative services (+R$50.3 million in 2Q22, +R$8.4 million in 1Q22 and +R$13.7 million in 2Q21), expenses with payroll related to the acquisition of Oi's mobile assets (+R$11.8 million in 1Q22); (2) EBITDA normalized according to the items mentioned in the normalization of Costs; (3) Net income normalized by: tax credit and other effects (-R$17.1 million in 2Q22, -R$6.9 million in 1Q22 and -R$4.6 million in 2Q21).

BIGGER AND BETTER THAN EVER

WITH A STRONG QUARTER, TIM WELCOMES OI'S CUSTOMERS

AND CELEBRATES THE FIRST QUARTER OF THE NEXT GENERATION TIM...

... GROWING FASTER WHILE MAINTAINING HIGH PROFITALIBITY

+21.8%
Net revenue YoY growth in 2Q22

+18.3%
EBITDA YoY growth in 2Q22

Ahead in 5G
- Supporting TIM`s innovation DNA
- Speed-up 4G offload

+20.1%
YoY EBITDA-Capex increase in 2Q22

26.8%
EBITDA-Capex/ Net Revenues

OI Acquisition
- **"Roaming like" phase concluded faster than expected** (less than 1.5 month)
- **Welcoming more than 16 mln new customers**
- **29 area codes benefiting from better network**

R$ 270 mln
of IOC announced in June

5.2%
of C6 Bank total Equity Stake[1] in the 2Q22

(1) Estimated indirect stake considering the right to exercise subscription bonuses equivalent to approx. 4.8% of C6's share capital (see note 38 of the Financial Statements), and an additional 0.36% registered in July/22 .

STARTING A NEW LEVEL FOR NET REVENUES...

TOTAL NET REVENUES (TIM + OI) AT HIGH SPEED



(R$ mln)
+21.8%
4,407
864
24
28
20
26
5,368
New TIM
Mobile +23.0%
+7.1%
+18.3%
2Q21
Client Generated
Customer Platform
ITX and Others
Fixed
Products
2Q22

...DRIVEN BY MOBILE PERFORMANCE AND OI ASSETS AQUISITION

- TIM standalone net revenues with **strong growth** of **12.6%** YoY, and Mobile ARPU of **R$ 28.50** (10.7% growth YoY) in 2Q22
- TIM standalone net service revenues growing **12.4%** YoY in 2Q22 and **10.4%** YoY in 1H22

Client Generated
Strong growth driven by robust organic dynamics and acquired customer's revenues.

TIM Live
Growing 10% YoY, with focus on FTTH migration.

Customer Platform
Revenues almost doubled YoY, driven by partnerships and advertising.

MOBILE: ANOTHER SOLID EXECUTION IN POSTPAID FRONT

CONSISTENT ORGANIC GROWTH PACE
(Postpaid Net Revenues in R$ Mln; % YoY)



+8.9%
+5.3%
+3.7%
+8.2%
+12.2%
2Q21
3Q21
4Q21
1Q22
2Q22 TIM standalone

SOLID ORGANIC ARPU EVOLUTION
(ARPU Ex-M2M,R$ /Mo)



+5.7%
+3.5%
45.8
46.8
48.4
2Q21
1Q22
2Q22 TIM standalone

DRIVEN BY VALUE STRATEGY

- Adding more customers in high value plans
- Price adjustments in control (mar/22) and postpaid (may/22)
- Rational competition environment
- Proactive migration of OI customers to TIM plans

ADDING MORE VALUE TO OUR OFFERS

BEYOND GIGA STRATEGY:
Amazon Prime as plug-in to Control (R$ 14.90 with 2GB internet bonus) and in Postpaid, embedded in the TIM Black plans

Amazon Prime full portfolio for TIM clients:

PRIME OFFERS	PRIME VIDEO	AMAZON MUSIC
PRIME DELIVERY	PRIME GAMING	PRIME READING



THE BOYS
amazon prime

MOBILE: RECOVERY PACE IN PREPAID CONTINUES

PREPAID RECOVERY CONTINUES
(Prepaid Net Revenues in R$ Mln; % YoY)



+5.3%
-4.2%
-3.7%
+3.2%
+6.9%
2Q21
3Q21
4Q21
1Q22
2Q22
TIM standalone

WITH SOLID ARPU DYNAMICS
(R$/Mo)



+7.4%
+3.3%
12.7
13.2
13.6
2Q21
1Q22
2Q22
TIM standalone

DRIVEN BY OPERATIONAL IMPROVEMENTS AND EXTERNAL ENVIRONMENT

- # of clients recharging up by 1.1% YoY in the end of June
- Average spending per "Recharger" growing +3% YoY in the 2Q22
- Rational competition environment
- Despite high inflation, governmental aid remains supporting consumption for prepaid customers

BEST PREPAID OFFER WITH MUSIC & VIDEO

BEYOND GIGA STRATEGY:
Prime Video content is now included in TIM Pré Top and TIM Beta offers. Clients will access (only in mobile app) thousands of movies, series, live events and more.

Access to prime video depends on maintaining recharge activity: a R$15 recharge gives 15 days of content.



prime video
deezer
Filmes: lançamentos
Filmes dramáticos

ACCELERATING 5G LAUNCH: LEADERSHIP IN INNOVATION AND NETWORK, WHILE OFFLOADING 4G TRAFFIC

Launch in Brasília


5G
BRASÍLIA.
A PRIMEIRA CIDADE
CONECTADA COM
O 5G.
TIM

- 1st location to commercially receive the 5G standalone technology
- Coverage reaches 50% of the Federal Capital population with 100 sites (2.5x regulatory requirements)
- Speeds are reaching ~1 Gbps (~1.7 Gbps on peak speed)

Only Player with an 5G focused offer in place

BOOSTER 5G

+20GB for R$20

First 12 months free

Partnership with AWG GAMES

Coming up next...

Front-runner in key markets, launch with broader coverage vs. regulatory requirements.


J.Pessoa
BSB
BH
POA

A total of 27 cities¹ will be launched until the end of 2022²

(1) 26 state capitals + Federal District; (2) Considering EAF timeline in place, as of Jul'22.

OI ASSETS INTEGRATION STATUS

Network migration ahead of plan with positive impact in quality-of-service, while client migration tests are going according to plan and preparations for mass migration are accelerating.

...MORE FOR MORE

NETWORK MIGRATION

Migration Phases to be completed in 6 months[1]

1. **Roaming Like:** **TIM's network is available to acquired clients** through roaming process => improved coverage for migrated clients ✓
2. **Site Retuning** (Oct' 22): Acquired clients stay 100% of time in TIM's network, **sites are adjusted to use acquired spectrum** => improved capacity for all clients
3. **Full integration** (Dec' 22): OI's network shutdown, with **non-overlapped sites being added to TIM's grid** => improved coverage and capacity for all clients

Roaming Like phase concluded in June, ahead of plan...

29 area codes benefiting from better QoS and CEX



Regions where OI's clients comes to TIM

Brasília case study

Early signs of network improvements after 3-steps integration

+60% Download speed gain for all customers[2] (Throughput)

+83% Download speed gain for TIM customers[2] (Throughput)

Data monetization opportunity with the arrival of new clients and greater network availability.

+29% 4G Data traffic[3]

+45% Data users[4]

CLIENTS MIGRATION

- In second half of July started the **migration pilot** and ramp-up phase for **pre-paid and control** customers
- Migration will **start by pre-paid & control** customers
- OI Clients **migration in waves**, starting in September 2022
- Maintenance of expectation to fully migrate clients in **12 months**

(1) Estimate timeline; (2) – Ref.: Ookla (April to July'22); (3) – From April to July'22/ (4) – Unique data users on the TIM network (ref.: LC, April to July'22)

TIM LIVE: FTTH MIGRATION SUSTAINING GROWTH AND CHURN IMPROVEMENTS UNDER A NEW OPERATIONAL MODEL

TIM LIVE NET REVENUES MAINTAINING ITS DOUBLE DIGIT GOWTH LEVEL

(R$ mln)


+10.0%
179
197
FTTC
FTTH
2Q21
2Q22

CUSTOMER BASE TRANSITION

(# connections in '000)


+4.9%
666
699
FTTC
FTTH
306
360
220
479
-28.3%
33.1%
2Q21
2Q22

Total voluntary churn rate reduction (2,0 p.p. YoY) thanks to customer migration from FTTC to FTTH

FIBER COVERAGE EXPANSION WITH NEW AREAS AND NEW PORTS

(# of cabinets - OLTs)


+24%
2Q21
2Q22

HIGH VALUE SERVICE & PORTFOLIO SUPPORTING THE HIGHEST ARPU IN BRAZIL[1]

(R$ /Mo)

R$ 91.40

PREMIUM PORTFOLIO

NETFLIX

Paramount+

PORTFOLIO EVOLUTION: NEW BROADBAND OFFERS TO BE LAUNCHED IN 2H22


LIVE

- Offering a better service at a competitive price
- Tackling clients pain points and adjusting our competitive positioning (e.g. no installation fee)

(1) Source: Internal Benchmarking among listed companies

ROBUST EBITDA GROWTH, DESPITE INFLATION AND TRANSITORY COST DYNAMICS

EBITDA ACCELERATES WITH DOUBLE-DIGIT GROWTH

(Normalized[1] EBITDA in R$ Mln; %YoY)


+21.8%
+18.3%
2,101
2,486
2,558
2Q21
2Q22
2Q22
excluding
I-Systems
effects

47.7%

Stable EBITDA margin excluding I-Systems in 2Q22

Robust level of EBITDA growth boosted by service revenue increase due to organic performance and M&A.

NEW COST DYNAMICS AFTER OI ACQUISITION AND I-SYSTEMS EFFECTS

(Normalized[1] Opex in R$ Mln; % YoY)


+21.8%
+25.0%
2,306
2,882
2,810
2Q21
2Q22
2Q22
excluding
I-Systems
effects

Costs are impacted by 2 months of TSA (R$ 49 mln) , which will end by April 2023.

(1) Normalized by the effects detailed on slide 2.

STRONG CASH GENERATION DRIVEN BY REVENUES EXPANSION AND EFFICIENT INVESTMENT ALLOCATION

EFFICIENT CAPEX ALLOCATION, IN LINE WITH GUIDANCE

(R$ Mln; %YoY)


906
1,050
+15.9%
Capex 2Q21
Network, IT and others
5G network
Oi integration
I-Systems
Capex 2Q22

RESULTING IN A SOLID CASH GENERATION

EBITDA-Capex

YoY Growth	% of Net Revenues
+20.1%	26.8%

NET INCOME TEMPORARILY IMPACTED BY M&A TRANSACTION

(Normalized[1] Net Income in R$ Mln; %YoY)


-54.1%
681
313
2Q21
2Q22

- **Temporary impact on net income:**
  - Sites acquired from Oi (leases) are impacting depreciation and financial expenses.
- **IoC: R$ 465 Mln** announced in 1H22, on the path to reach the **~R$ 2 billion guidance**.

(1) Normalized by the effects detailed on slide 2.

HEALTHY LEVERAGE POSITION AFTER CLOSING, PROVING OUR BUSINESS LIQUIDITY AND FINANCIAL STRENGHT

CASH POSITION MARKED BY RELEVANT CASH-OUT EVENTS: OI AND 5G AUCTION

(Cash and Cash Equivalents in R$ Mln; %QoQ)



-71.7%
8,076
1,436
(6,662)
(1,271)
706
2,286
1Q22
Normalized EBITDA-Capex
OI Acquisition (includes TSA)
5G Spectrum Auction
Others + Working Capital
2Q22

AFTER THE ACQUISTION, TIM SHOWS A NEW HEALTHY LEVEL OF NET FINANCIAL POSITION

(Net Debt in R$ Mln)



+3.1x
5,183
15,889
2Q21
2Q22

Net Debt / EBITDA LTM		2Q21	2Q22
	Reported	0.60x	1.72x
	After Lease	-0.44x	0.48x

Main NFP triggers

- **New credit line of R$ 1 billion** to reinforce liquidity amid foreseen market volatility
- **Site leases from OI represented a IFRS16 debt of ~R$ 2.9 billion,** which is below the original estimate as now we are considering the accelerated deactivation plan and other adjustments.

(1) Normalized by TIM standalone effects detailed in slide 2;

2Q22 ACHIEVEMENTS SUPPORTING TIM'S EVOLUTION TOWARDS THE BEST MOBILE OPERATOR IN BRAZIL

Key Results From 1H22

M&A transaction closed, **integration started and is ahead of schedule**

TIM Live's **asset light model is taking off** and helping migration and expansion to FTTH

5G launch in Brasilia: 1st city to receive commercially the 5G technology

Solid financial results[1] (6M22,YoY) independently from M&A:

- Service Revenues: **+10.4%**
- Mobile Revenues: **+10.7%**
- EBITDA: **+6.7%**
- EBITDA-Capex: **+6.8%**

ESG at the core of our strategy and execution:

- Awarded as Great Place To Work
- Awarded with RA100 seal by "Reclame Aqui"

IoT business with great momentum to grow at fast pace:

- Main vertical is Agribusiness: >7 mln hectares of crops covered with more than 900 thd people impacted in rural areas;
- New partnerships in logistics, mining, agribusiness, utilities.

What is coming in 2H22

Complete Network Migration while advancing in Customer Migration

ICMS tax reduction, benefiting customers and usage

5G rollout acceleration, reaching 27[2] cities by the end of the year

Customer Platform: **HealthTech partner** selected, deal negotiation

NEXT GENERATION TIM IS MATERIALIZING:

a better and bigger company, a new equity story

(1) Normalized by the effects detailed on slide 2; (2) Considering EAF timeline in place, as of Jul'22.